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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                               AMENDMENT NO. ONE
                   Under the Securities Exchange Act of 1934
                             (Amendment No. One)*



                            BSD MEDICAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   055662100
             ---------------------------------------------------
                                (CUSIP Number)

          c/o WILSON, BAKUTIS, JONES, SHELL, McCULLY & SAWYER, P.C.
     DONALD P. WILSON, 500 THROCKMORTEN, SUITE 1100,  FT. WORTH, TX  76102
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               FEBRUARY 13, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                               AMENDMENT NO. ONE

-----------------------                                  ---------------------
  CUSIP NO.  055662100                                     PAGE 1 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MRS. DORA LEE LANGDON                  SOCIAL SECURITY ####-##-####
        P. O. BOX 278
        GRANBURY, TX  76048-0278

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                        [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        CITIZEN - UNITED STATES OF AMERICA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          100,000 SHARES  (.6%)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             100,000 SHARES  (.6%)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      100,000 SHARES  (.6%)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D
                               Amendment No. One


Reporting Person:  Mrs. Dora Lee Langdon
                   P.O. Box 278
                   Granbury, TX 76048-0278
                   Social Security ####-##-####


Item 1.    Security and Issuer:
           -------------------
           Common Stock, $.01 par value BSD MEDICAL CORPORATION
           2188 West 2200 South
           Salt Lake City, Utah 84119


Item 2.    Identity and Background:
           -----------------------
           (a) Dora Lee Langdon

           (b) P.O. Box 278
               Granbury, TX 76048-0278

           (c) Self-Employed; Investments, Charitable Pursuits

           (d) No

           (e) No

           (f) United States of America


Item 3.    Source and Amount of Funds or Other Consideration:
           -------------------------------------------------
           Personal Funds; Fifty Thousand and No/100 ($50,000.00) for the initial purchase of the 886,485 shares.


Item 4.    Purpose of Transaction:
           ----------------------
           The purpose of the transaction is for investment purposes.

           (a) No plans to acquire any additional securities of the issuer by any person; no current plans to dispose of securities of the issuer.

           (b) None

           (c) None

           (d) None

           (e) None

           (f) None

           (g) None

           (h) None

           (i) None

           (j) None


Item 5.    Interest in Securities of the Issuer:
           ------------------------------------
           (a) 100,000 shares in the aggregate; .6 percent of the class of securities identified pursuant to Item 1.

           (b) Dora Lee Langdon has the sole power to vote, and the sole power to direct the disposition, of 100,000 shares.

           (c) On February 13, 1997, Dora Lee Langdon sold 393,243 shares of BSD MEDICAL CORPORATION stock to JOHN E. LANGDON, TRUSTEE OF THE LEE KENDALL LANGDON 1994 IRREVOCABLE TRUST, at the price of $.10 per share, for a total consideration of $39,324.30. The consideration payable to Dora Lee Langdon was represented by a promissory note executed by the purchaser in the amount of $39,324.30. Such sale took place at Fort Worth, Tarrant County, Texas.

               On February 13, 1997, Dora Lee Langdon sold 393,242 shares of BSD MEDICAL CORPORATION stock to JOHN E. LANGDON, TRUSTEE OF THE CLAY ALLISON LANGDON 1994 IRREVOCABLE TRUST, at the price of $.10 per share, for a total consideration of $39,324.20. The consideration payable to Dora Lee Langdon was represented by a promissory note executed by the purchaser in the amount of $39,324.20. Such sale took place at Fort Worth, Tarrant County, Texas.

           (d) None

           (e) February 13, 1997


Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer:
           ---------------------------
           Dora Lee Langdon shall have the right to repossess and vote the stock that was sold, as described in Item 5(c) above, should the purchaser fail to comply with the terms of the promissory note.


Item 7.    See Exhibit "A" attached


           Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           03/07/97                     /s/ Dora Lee Langdon
           -----------------------      ------------------------------
           Date                         Signature
                                        Dora Lee Langdon, Owner

                                   EXHIBIT A

                                CONTRACT OF SALE
                                ----------------


          THIS AGREEMENT is entered into on February 13, 1997, by and between DORA LEE LANGDON (hereinafter referred to as "Seller") and JOHN E. LANGDON, as Trustee of the LEE KENDALL LANGDON 1994 IRREVOCABLE TRUST (hereinafter referred to as Kendall's Trust") and as Trustee of the CLAY ALLISON LANGDON 1994 IRREVOCABLE TRUST (hereinafter referred to as "Clay's Trust").

     WHEREAS, Seller is the present owner of 886,485 shares of common stock of BSD Medical Corporation (hereinafter referred to as "BSD"); and

     WHEREAS, Trustee would like to purchase 393,243 shares of said common stock on behalf of Kendall's Trust and 393,242 shares of said common stock on behalf of Clay's Trust; and

     WHEREAS, Seller desires to sell, transfer and assign 393,243 shares of BSD to Trustee of Kendall's Trust and 393, 242 shares of BSD to Clay's Trust.

     NOW, THEREFORE, in consideration of the premises and for good and valuable consideration, the Seller and Trustee agree as follows:

          1. It is agreed that Seller will execute an assignment to Trustee of Kendall's Trust of 393,243 shares of BSD and an assignment to Trustee of Clay's Trust of 393,242 shares of BSD, and Seller will retain 100,000 shares of BSD.

          2. It is agreed that the purchase price per share will be the appraised value of said stock as of February 13, 1997, as appraised by Laura Bley, CFA, of Bley Investment Group and Cornerstone Financial Corporation, or ten cents per share, which ever is greater.

          3. It is agreed that the purchase of said shares will be evidenced by a promissory note dated February 13, 1997, from Trustee of Kendall's trust in the amount of $39,324.30 and a promissory note dated February 13, 1997, from Trustee of Clay's Trust in the principal amount of $39,324.20, both payable to Seller, and said notes will each be secured by a stock pledge agreement and delivery to Seller of each Trust's new stock certificate, with an assignment separate from certificate, executed in blank, to secure the appropriate note.

          4. In the event the appraisal described above is greater than ten cents per share, it is agreed that Trustee will execute a new note, reflecting the correct sales price, for each trust dated the same day with the same terms and conditions as in the existing notes and with the same security.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on this date as set forth above.



                                        /s/ Dora Lee Langdon
                                        -------------------------------
                                        Dora Lee Langdon SELLER


                                        LEE KENDALL LANGDON 1994
                                        IRREVOCABLE TRUST and CLAY
                                        ALLISON LANGDON 1994
                                        IRREVOCABLE TRUST


                                        /s/ John E. Langdon
                                        --------------------------------
                                        John E. Langdon TRUSTEE

                             Page 1 of Exhibit A